Exhibit 99.31

encore Energy Corp To Present at LD Micro Invitational XI

TSX.V: EU

OTCQB:ENCUF

www encoreenergycorp com

VANCOUVER, BC, June 7, 2021 /Ct-NV/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the "Company") is pleased to announce the company will be hosting a corporate presentation at the LD Miao Invitational XI Event. William M. Sheriff, Executive Chairman, & Paul Goranson, CEO will be presenting on Tuesday, June 8th@ 2:30 PM ET. To register to watch the presentation here.

The 2021 LO Micro Invitational will be held on the Sequire Virtual Events platform from June 8th to June 10th, 2021 10 AM to 6 PM ET. This three-day, virtual investor conference features approximately 180 companies plus several influential keynote speakers.

About LD Micro (NASDAQ: SRAX)

LO Micro aims to be the most crucial resource in the micro-cap world. Whether it is the index, comprehensive data, or hosting the most significant events on an annual basis, LD's sole mission to serve as an invaluable asset for all those interested in finding the next generation of great companies. For more information: http://www.ldmicro com

About encore Energy Corp.

encore Energy Corp. is a U.S. domestic uranium developer focused on becoming a leading in-situ recovery (ISR) uranium producer. The Company is led by a team of industry experts with extensive knowledge and experience in the development and operations of in situ recovery uranium operations. encore Energy's opportunities are created from the Company's transformational acquisition of its two South Texas production facilities, the changing global uranium supply/demand outlook and opportunities for industry consolidation. These short-term opportunities are augmented by our strong long term commitment to working with local indigenous communities in New Mexico where the company holds significant uranium resources.

www encoreenergycorp com

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SOURCE encore Energy Corp.

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For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreenergycorp.com

CO: encore Energy Corp.

Ct-NV 07:30e 07-JUN-21